Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to incorporation by reference of our report dated September 20, 2024, with respect to the consolidated balance sheet of Smart for Life, Inc. as of December 31, 2023 and the related consolidated statement of operations, statement of shareholders’ deficit and cash flows for the year ended December 31, 2023, which includes an explanatory paragraph regarding the substantial doubt about the Company’s ability to continue as a going concern included in this Annual Report on Form 10-K of Smart For Life, Inc. (the “Company”).  We hereby consent to the incorporation by reference of said report in the Registration Statements of Smart For Life, Inc. on Form S-8 (File No.  333-263018).

/s/ RBSM LLP

RBSM LLP

New York, New York

September 20, 2024